

March 17, 2015

Julio César de Toledo Piza Neto
Chief Executive Officer and Investor Relations Officer
BrasilAgro—Brazilian Agricultural Real Estate Company
1309 Av. Brigadeiro Faria Lima, 5th Floor
São Paulo, São Paulo 01452-002 Brazil

> **Re:** **BrasilAgro—Brazilian Agricultural Real Estate Company**
> **Form 20-F for the Fiscal Year Ended June 30, 2014**
> **Filed October 31, 2014**
> **File No. 001-35723**

Dear Julio César de Toledo Piza Neto:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2014

Financial Statements

Notes to the Financial Statements

Note 28. Financial Income and Expenses, page F-68

1. We note from your disclosure in Note 28 to the financial statements that in 2014 you recognized a R$19,086 gain on remeasurement of receivables from sale of farms and machinery and R$13,561 of financial expenses related to loss on remeasurement of receivables from sale of farms and machinery, of which both amounts have substantially increased from the prior year. We also note that the net effect of these amounts is material to your net income. Please tell us and revise your Results of Operations section of MD&A to explain the factors responsible for the increased gains on remeasurement of trade receivables from the sale of farms during fiscal 2014. If the increased gains are due to a lower discount rate used to value these receivables during 2014, please explain to us why you believe the use of a lower discount rate is appropriate. Additionally, please tell

us why the gain on remeasurement of receivables from sale of farms for fiscal 2013 of R$6,981 as presented in the statement of cash flows, is not consistent with the amounts disclosed in Note 28.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief